SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 29)*

VECTOR GROUP LTD.

(Name of Issuer)

COMMON STOCK, $0.10 VALUE

(Title of Class of Securities)

92240M-10-8

(CUSIP Number)

Bennett S. LeBow

667 Madison Avenue

14th Floor

New York, NY 10065

(212) 319-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92240M-10-8

1	NAME OF REPORTING PERSON Bennett S. LeBow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

7	SOLE VOTING POWER* 6,299,355
8	SHARED VOTING POWER* -0-
9	SOLE DISPOSITIVE POWER* 6,299,355
10	SHARED DISPOSITIVE POWER* -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,299,355
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 4.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

PRELIMINARY STATEMENT

This Amendment No. 29 amends the Schedule 13D filed by Bennett S. LeBow (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on February 21, 1995, as previously amended (as amended, the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D. All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company from 1999 to 2019.

Item 5 is hereby amended and supplemented as follows:

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)

As of the date hereof, the Reporting Person beneficially owns, in the aggregate, 6,299,355 shares of Common Stock, representing 4.4% of the 147,790,061 shares of Common Stock outstanding, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2019 filed with the Commission on November 7, 2019.

Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

(b)

The Reporting Person (a) exercises sole voting power and sole dispositive power over 3,077,562 shares of Common Stock owned directly by the Reporting Person; and (b) indirectly exercises sole voting power and sole dispositive power over (i) 2,138,847shares of Common Stock through LeBow Gamma Limited Partnership, a Delaware limited partnership, (ii) 879,672 shares of Common Stock through LeBow Alpha LLLP, a Delaware limited liability limited partnership, and (iii) 203,274 shares of Common Stock through LeBow Epsilon 2001 Limited Partnership, a Delaware limited partnership. There are 1,958,227 shares of Common Stock held by Mr. LeBow that are pledged to collateralize a demand loan as well as 205,728 shares held by Mr. LeBow that are pledged to collateralize a margin loan. LeBow 2011 Management Trust is the managing member of LeBow Holdings LLC, a Delaware limited liability company, which is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. LeBow Holdings LLC is the general partner of LeBow Alpha LLLP, which is the controlling member of LeBow Epsilon 2001 LLC, which is the general partner of LeBow Epsilon 2001 Limited Partnership. The Reporting Person is trustee of LeBow 2011 Management Trust, a director and officer of LeBow Gamma, Inc. and a manager of LeBow Epsilon 2001 LLC.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c)

The following transactions in the Company’s Common Stock were effected during the past 60 days: from December 11, 2019 to December 13, 2019, LeBow Gamma Limited Partnership sold 1,000,000 shares of Common Stock at prices ranging from $12.57 to $13.21 on the open market. Of these shares of Common Stock, 150,000 on each of December 11, 2019, December 12, 2019 and December 13, 2019 (450,000 shares of Common Stock in total) were sold pursuant to a Rule 10b5-1 trading plan entered into on November 21, 2019. In addition, on December 19, 2019, LeBow Gamma Limited Partnership distributed 114,843 shares of Common Stock to LeBow Alpha LLLP, which distributed 1,252,543 shares of Common Stock to the LeBow Family Irrevocable Trust u/a/d 9/8/1998, which distributed 903,107 shares of Common Stock to the Reporting Person.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

(e)	The Reporting Person has ceased to be the beneficial owner of more than 5% of the Company’s Common Stock and therefore will no longer be updating this statement on Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2019

Bennett S. LeBow

By:	/s/ J. Bryant Kirkland III, Attorney-In-Fact
J. Bryant Kirkland III, Attorney-In-Fact